EXHIBIT 11.1

TATA CODE OF CONDUCT

2015

LEADERSHIP THAT INSPIRES

For over 100 years, the Tata group has been led by visionaries who have stayed true to the vision of the founder, Jamsetji Tata.

A vision that placed the greater good of society at par with business growth.

A vision that put into practice pioneering social initiatives that changed the way responsible business was run.

And a vision that brought into the group a strong social conscience.

‘We do not claim to be more unselfish, more generous or more philanthropic than other people. But we think we started on sound and straightforward business principles, considering the interests of the shareholders our own, and the health and welfare of the employees, the sure foundation of our success.’

Jamsetji Tata

Founder of the Tata group

Chairman (1868 – 1904)

	CONTENT

	Foreword	3

A	Our values	4

B	Scope and purpose of this Code	5

C	Our core principles	7

D	Our employees	9

E	Our customers	18

F	Our communities and the environment	21

G	Our value-chain partners	23

H	Our financial stakeholders	25

I	Governments	27

J	Our group companies	29

	Raising concerns	30

	Accountability	31

	Acknowledgement sheet	33

FOREWORD

The Tata Code of Conduct represents the values and core principles that guide the conduct of every Tata business. The Code lays down the ethical standards that Tata colleagues need to observe in their professional lives. First crafted in 1998 under the visionary leadership of Mr. Ratan Tata, it defines a value system which has endured since the group was founded in 1868.

The Code is a living document. While it has remained unaltered in its essence, it has been amended over the years to stay aligned with changing cultural and regulatory norms across the multiple jurisdictions in which we conduct our business.

In keeping with global best practices and regulatory changes in key markets in which we operate, the Code has undergone a significant refresh this year. It explicitly references our group’s values, and linked with our group’s mission to improve the quality of life of the communities we serve globally through long-term stakeholder value creation, it clarifies the duties and responsibilities of Tata companies and colleagues in relation to these stakeholder groups.

The Code is intended to be a contemporary and relevant guide for our times. It cannot, however, provide an answer to all possible questions or ethical dilemmas that may arise at the workplace. Tata colleagues who feel uncertain about the appropriate professional conduct in any situation must seek guidance from the designated persons in their company, including the company’s ethics counsellors, and utilise appropriate channels or platforms identified in the Code.

Our success and the enormous equity enjoyed by the Tata brand owe in large measure to the integrity and professional commitment of our colleagues and our companies. Consequently, we must not only comply with the laws and regulations that govern our business, but strive to go beyond and set an example of business conduct that meets the highest ethical standards.

Each Tata colleague has the ability to make a vital difference to the quality of life of the communities we serve. This Code represents our individual and mutual commitment to discharge our responsibilities through the most sustainable and ethical means, and our shared determination to reinforce the Tata reputation of Leadership with Trust.

Cyrus P. Mistry

29th July, 2015

A. OUR VALUES

TATA has always been values-driven. The five core values that underpin the way we conduct our business activities are:

UNITY

We must work cohesively with our colleagues across the group, and with our customers and partners around the world, building strong relationships based on tolerance, understanding and mutual cooperation.

INTEGRITY We must conduct our business fairly, with honesty and transparency. Everything we do must stand the test of public scrutiny.

RESPONSIBILITY

We must continue to be responsible and sensitive to the countries, communities and environments in which we work, always ensuring that what comes from the people goes back to the people many times over.

UNDERSTANDING We must be caring, show respect, compassion and humanity for our colleagues and customers around the world, and always work for the benefit of the communities we serve.

EXCELLENCE We must constantly strive to achieve the highest possible standards in our day-to-day work and in the quality of the goods and services we provide.

These universal values serve as the foundation for the Tata Code of Conduct.

They find expression within the value system of every Tata company.

B. SCOPE AND PURPOSE OF THIS CODE

1.	This Code sets out how we behave with:

•	our employees, or those who work with us;

•	our customers;

•	the communities and the environment in which we operate;

•	our value-chain partners, including suppliers and service providers, distributors, sales representatives, contractors, channel partners, consultants, intermediaries and agents;

•	our joint-venture partners or other business associates;

•	our financial stakeholders;

•	the governments of the countries in which we operate; and

•	our group companies.
2.	In this Code, “we or us” means our company, our executive directors, officers, employees and those who work with us, as the context may require.

3.	The term “our group companies” in this Code typically means companies Tata Sons intends for this Code to apply to, and / or to whom Tata Sons has issued this Code.

4.	This Code sets out our expectations of all those who work with us. We also expect those who deal with us to be aware that this Code underpins everything we do, and in order to work with us they need to act in a manner consistent with it.

REMEMBER…

It is our commitment to protect our reputation and our brand equity by adhering to the values and principles set out in this Code. By doing so, we strengthen our unique culture and identity.

OUR CORE PRINCIPLES

‘The Tata philosophy of management has always been, and is today more than ever, that corporate enterprises must be managed not merely in the interests of their owners, but equally in those of their employees, of the consumers of their products, of the local community and finally of the country as a whole.’

J.R.D. Tata

Chairman, Tata Sons (1938 – 1991)

C. OUR CORE PRINCIPLES

1.	We are committed to operating our businesses conforming to the highest moral and ethical standards. We do not tolerate bribery or corruption in any form. This commitment underpins everything that we do.

2.	We are committed to good corporate citizenship. We treat social development activities which benefit the communities in which we operate as an integral part of our business plan.

3.	We seek to contribute to the economic development of the communities of the countries and regions we operate in, while respecting their culture, norms and heritage. We seek to avoid any project or activity that is detrimental to the wider interests of the communities in which we operate.

4.	We shall not compromise safety in the pursuit of commercial advantage. We shall strive to provide a safe, healthy and clean working environment for our employees and all those who work with us.

5.	When representing our company, we shall act with professionalism, honesty and integrity, and conform to the highest moral and ethical standards. In the countries we operate in, we shall exhibit culturally appropriate behaviour. Our conduct shall be fair and transparent and be perceived as fair and transparent by third parties.

6.	We shall respect the human rights and dignity of all our stakeholders.
7.	We shall strive to balance the interests of our stakeholders, treating each of them fairly and avoiding unfair discrimination of any kind.

8.	The statements that we make to our stakeholders shall be truthful and made in good faith.

9.	We shall not engage in any restrictive or unfair trade practices.

10.	We shall provide avenues for our stakeholders to raise concerns or queries in good faith, or report instances of actual or perceived violations of our Code.

11.	We shall strive to create an environment free from fear of retribution to deal with concerns that are raised or cases reported in good faith. No one shall be punished or made to suffer for raising concerns or making disclosures in good faith or in the public interest.

12.	We expect the leaders of our businesses to demonstrate their commitment to the ethical standards set out in this Code through their own behaviour and by establishing appropriate processes within their companies.

13.	We shall comply with the laws of the countries in which we operate and any other laws which apply to us. With regard to those provisions of the Code that are explicitly dealt with under an applicable law or employment terms, the law and those terms shall take precedence. In the event that the standards prescribed under any applicable law are lower than that of the Code, we shall conduct ourselves as per the provisions of the Code.

REMEMBER…

“Good faith” means having a reasonable belief that the information you have provided is truthful. It does not mean having ‘all the evidence’ about the potential violation or case reported.

OUR EMPLOYEES

‘Once you got the best people, the people who shared our values and ideals, we left them free to act on their own. We do not fetter them. We encourage them and give them opportunities for leadership.’

J.R.D. Tata

Chairman, Tata Sons (1938 – 1991)

D. OUR EMPLOYEES

Equal opportunity employer

1.	We provide equal opportunities to all our employees and to all eligible applicants for employment in our company. We do not unfairly discriminate on any ground, including race, caste, religion, colour, ancestry, marital status, gender, sexual orientation, age, nationality, ethnic origin, disability or any other category protected by applicable law.
2.	When recruiting, developing and promoting our employees, our decisions will be based solely on performance, merit, competence and potential.

3.	We shall have fair, transparent and clear employee policies which promote diversity and equality, in accordance with applicable law and other provisions of this Code. These policies shall provide for clear terms of employment, training, development and performance management.

Q&A

A job requirement entails extensive travel. One of the candidates has excellent relevant experience and qualifications. However, this candidate is a single parent. As a result, I feel such a situation would significantly hinder this candidate’s ability to cope with the job requirement. What should I do?

In accordance with the Code, the decision to recruit an employee should be based upon merit. We cannot make a presumption that the candidate would not be able to meet the travel requirements of the job. All eligible candidates should be provided with equal opportunity to demonstrate or justify that they can cope with the travel requirements of the job. Being a single parent cannot be a ground to be discriminated against at any stage of recruitment or ongoing employment in our company.

REMEMBER…

We do not tolerate harassment in any form and therefore we expect every employee to discourage such misdemeanours in the workplace.

Dignity and respect

4.	Our leaders shall be responsible for creating a conducive work environment built on tolerance, understanding, mutual cooperation and respect for individual privacy.

5.	Everyone in our work environment must be treated with dignity and respect. We do not tolerate any form of harassment, whether sexual, physical, verbal or psychological.

6.	We have clear and fair disciplinary procedures, which necessarily include an employee’s right to be heard.

7.	We respect our employees’ right to privacy. We have no concern with their conduct outside our work environment, unless such conduct impairs their work performance, creates conflicts of interest or adversely affects our reputation or business interests.

Human rights

8.	We do not employ children at our workplaces.

9.	We do not use forced labour in any form. We do not confiscate personal documents of our employees, or force them to make any payment to us or to anyone else in order to secure employment with us, or to work with us.

Bribery and corruption

10.	Our employees and those representing us, including agents and intermediaries, shall not, directly or indirectly, offer or receive any illegal or improper payments or comparable benefits that are intended or perceived to obtain undue favours for the conduct of our business.

REMEMBER…

Violation by even a single employee of any law relating to anti-bribery, anti-corruption, anti-competition, data privacy, etc. could result in severe financial penalties and cause irreparable reputational damage to the company.

Gifts and hospitality

11.	Business gifts and hospitality are sometimes used in the normal course of business activity. However, if offers of gifts or hospitality (including entertainment or travel) are frequent or of substantial value, they may create the perception of, or an actual conflict of interest or an ‘illicit payment’. Therefore, gifts and hospitality given or received should be modest in value and appropriate, and in compliance with our company’s gifts and hospitality policy.

Freedom of association

12.	We recognise that employees may be interested in joining associations or involving themselves in civic or public affairs in their personal capacities, provided such activities do not create an actual or potential conflict with the interests of our company. Our employees must notify and seek prior approval for any such activity as per the ‘Conflicts of Interest’ clause of this Code and in accordance with applicable company policies and law.

REMEMBER…

As a general rule, we may accept gifts or hospitality from a business associate, only if such a gift:

•	has modest value and does not create a perception (or an implied obligation) that the giver is entitled to preferential treatment of any kind;

•	would not influence, or appear to influence, our ability to act in the best interest of our company;

•	would not embarrass our company or the giver if disclosed publicly.

The following gifts are never appropriate and should never be given or accepted:

•	gifts of cash or gold or other precious metals, gems or stones;

•	gifts that are prohibited under applicable law;

•	gifts in the nature of a bribe, payoff, kickback or facilitation payment*;

•	gifts that are prohibited by the gift giver’s or recipient’s organisation; and

•	gifts in the form of services or other non-cash benefits (e.g. a promise of employment).

(*‘Facilitation’ payment is a payment made to secure or speed up routine legal government actions, such as issuing permits or releasing goods held in customs.)

Working outside employment with us

13.	Taking employment, accepting a position of responsibility or running a business outside employment with our company, in your own time, with or without remuneration, could interfere with your ability to work effectively at our company or create conflicts of interest. Any such activity must not be with any customer, supplier, distributor or competitor of our company. Our employees must notify and seek prior approval for any such activity as per the ‘Conflicts of Interest’ clause of this Code and in accordance with applicable company policies and law.

Integrity of information and assets

14.	Our employees shall not make any wilful omissions or material misrepresentation that would compromise the integrity of our records, internal or external communications and reports, including the financial statements.

15.	Our employees and directors shall seek proper authorisation prior to disclosing company or business-related information, and such disclosures shall be made in accordance with our company’s media and communication policy. This includes disclosures through any forum or media, including through social media.

16.	Our employees shall ensure the integrity of personal data or information provided by them to our company. We shall safeguard the privacy of all such data or information given to us in accordance with applicable company policies or law.

17.	Our employees shall respect and protect all confidential information and intellectual property of our company.

18.	Our employees shall safeguard the confidentiality of all third party intellectual property and data. Our employees shall not misuse such intellectual property and data that comes into their possession and shall not share it with anyone, except in accordance with applicable company policies or law.

19.	Our employees shall promptly report the loss, theft or destruction of any confidential information or intellectual property and data of our company or that of any third party.

Q&A

I am an accountant in the finance department of my company. Due to my artistic skills, I received an offer to pen cartoons for a children’s publication for which I would receive compensation. I plan to undertake this activity during week-ends. What should I do before accepting this offer?

Before accepting the offer, you should ascertain whether the company policies and rules require you to make a disclosure to your supervisor so that the company may determine whether your undertaking this activity adversely affects our company’s interests. On confirmation from the company that it does not do so, you would be free to take up the activity. It is also your duty to bring to the attention of the company whenever there is any change in the situation you have disclosed.

20.	Our employees shall use all company assets, tangible and intangible, including computer and communication equipment, for the purpose for which they are provided and in order to conduct our business. Such assets shall not be misused. We shall establish processes to minimise the risk of fraud, and misappropriation or misuse of our assets.

21.	We shall comply with all applicable anti-money laundering, anti-fraud and anti-corruption laws and we shall establish processes to check for and prevent any breaches of such laws.

Insider trading

22.	Our employees must not indulge in any form of insider trading nor assist others, including immediate family, friends or business associates, to derive any benefit from access to and possession of price sensitive information that is not in the public domain. Such information would include information about our company, our group companies, our clients and our suppliers.

Q&A

Our company has recently announced the launch of a new business initiative. In connection with this, your friend who is a journalist with a leading business newspaper has asked you to provide some information that he could cover in his forthcoming article. He has promised not to quote you, or reveal your identity. Should you be giving him this information?

No. You should not be sharing information of this nature with the media, even if it is assured that the source would remain anonymous. Only authorised personnel in the company are permitted to speak to the media and provide information of this nature.

Our company has a “Use of Social Media” policy that lays down the “dos and don’ts” for use of social media even if you may access such media on your own time. Why is there such a policy?

External communication is a serious matter. It must be carefully managed because information put out with reference to our company or its businesses needs to be clear, truthful and not violate any undertakings we have given to other parties. In each business there are managers nominated to authorise and make different types of statements to the outside world. These managers should be consulted about any request for information you may receive or information you think we should give out.

In using social media, in particular blogs or social networking sites, you should exercise great caution while talking about our company or the business we do. It may feel like you are chatting with friends or expressing a personal opinion but even while doing so you cannot share any confidential information of our company.

REMEMBER…

We must respect the property rights of others by never misusing their assets, intellectual property or trade secrets, including the copying or downloading of unauthorised software, trademarks, copyrighted material or logos. We should never make unauthorised copies of computer software programs or use unlicensed personal software on company computers.

Prohibited drugs and substances

23.	Use of prohibited drugs and substances creates genuine safety and other risks at our workplaces. We do not tolerate prohibited drugs and substances from being possessed, consumed or distributed at our workplaces, or in the course of company duties.

Conflicts of interest

24.	Our employees and executive directors shall always act in the interest of our company and ensure that any business or personal association including close personal relationships which they may have, does not create a conflict of interest with their roles and duties in our company or the operations of our company. Further, our employees and executive directors shall not engage in any business, relationship or activity, which might conflict with the interest of our company or our group companies.
25.	Should any actual or potential conflicts of interest arise, the concerned person must immediately report such conflicts and seek approvals as required by applicable law and company policy. The competent authority shall revert to the employee within a reasonable time as defined in our company’s policy, so as to enable the concerned employee to take necessary action as advised to resolve or avoid the conflict in an expeditious manner.

26.	In the case of all employees other than executive directors, the Chief Executive Officer / Managing Director shall be the competent authority, who in turn shall report such cases to the Board of Directors on a quarterly basis. In case of the Chief Executive Officer / Managing Director and executive directors, the Board of Directors of our company shall be the competent authority.

Q&A

You are responsible for maintaining our company’s customer database. One of your friends is starting a business venture and requests you to share a few particulars from this database for marketing purposes of his business. He assures you that he would keep the data as well as his source confidential. Should you do so?

No. You should respect the confidentiality of customer information and not share any part of the database with any person without due authorisation.

You have access to revenue numbers of different business units of our company. While having a conversation with you over evening drinks, your friend enquires about the financial performance of our company. You do not share detailed information with your friend, but share approximate revenue figures. Is this conduct of yours correct?

No, it is not. You are not permitted to share financial information of our company with others who do not need to know this information. Financial information should always be safeguarded and disclosed only on a need-to-know basis after obtaining requisite approvals. Sharing of any price sensitive information that is not generally available with the public could also lead to violation of applicable insider trading laws.

27.	Notwithstanding such or any other instance of conflict of interest that exists due to historical reasons, adequate and full disclosure by interested employees shall be made to our company’s management. At the time of appointment in our company, our employees and executive directors shall make full disclosure to the competent authority, of any interest leading to an actual or potential conflict that such persons or their immediate family (including parents, siblings, spouse, partner, children) or persons with whom they enjoy close personal relationships, may have in a family business or a company or firm that is a competitor, supplier, customer or distributor of, or has other business dealings with, our company.

REMEMBER…

A conflict of interest could be any known activity, transaction, relationship or service engaged in by an employee, his/her immediate family (including parents, siblings, spouse, partner, and children), relatives or a close personal relationship, which may cause concern (based upon an objective determination) that the employee could not or might not be able to fairly perform his/her duties to our company.

Examples of Potential Conflicts of Interest

A conflict of interest, actual or potential, arises where, directly or indirectly, an employee or executive director:

(a)	engages in a business, activity or relationship with anyone who is party to a transaction with our company;

(b)	is in a position to derive an improper benefit, personally or for any family member or for any person in a close personal relationship, by making or influencing decisions relating to any transaction;

(c)	conducts business on behalf of our company or is in a position to influence a decision with regard to our company’s business with a supplier or customer where a relative of, or a person in close personal relationship with, an employee or executive director is a principal officer or representative, resulting in a personal benefit or a benefit to the relative;

(d)	is in a position to influence decisions with regard to award of benefits such as increase in salary or other remuneration, posting, promotion or recruitment of a relative or a person in close personal relationship employed in our company or any of our group companies;

(e)	undertakes an activity by which the interest of our company or our group companies can be compromised or defeated; or

(f)	does anything by which an independent judgement of our company’s or our group companies’ best interest cannot be exercised.

28.	If there is a failure to make the required disclosure and our management becomes aware of an instance of conflict of interest that ought to have been disclosed by an employee or executive director, our management shall take a serious view of the matter and consider suitable disciplinary action as per the terms of employment. In all such matters, we shall follow clear and fair disciplinary procedures, respecting the employee’s right to be heard.

Examples of activities normally approved (post-disclosure) as per applicable company policy

Acceptance of a position of responsibility (whether for remuneration or otherwise) in the following cases would typically be permitted, provided the time commitments these demand do not disturb or distract from the employee’s primary duties and responsibilities in our company, and are promptly disclosed to the relevant competent authority:

(a)	Directorships on the Boards of any of our group companies, joint ventures or associate companies.

(b)	Memberships/positions of responsibility in educational/professional bodies, where such association will promote the interests of our company.

(c)	Memberships or participation in government committees/bodies or organisations.

Q&A

You are in a relationship with a colleague who has been recently moved into your team and would now be reporting to you. What should you do?

Romantic or close personal relationships with another employee where a reporting relationship exists and one is responsible for evaluating the other’s performance, is likely to create a conflict of interest. In such a situation, you would need to report the potential conflict to your supervisor.

Your company is submitting a proposal to a company in which you were previously employed. You have confidential information pertaining to your previous employer, which you believe will help your present employer in winning the contract. Should you share this information?

No. You should not share this information with your company since it relates to confidential information of a third party. Your company respects its employees’ duty to protect confidential information that they may have relating to their previous employers.

You are the purchasing manager in the procurement department of your company. You receive an invitation from a supplier to attend a premier sporting event as her guest. This particular supplier is one of the vendors who has submitted a proposal for an open tender issued by your company. Should you accept the invitation?

No. You should not accept the invitation in this instance. Since you are in a key decision-making role for the tender, any unusual benefit that you receive could be perceived as an inducement that could compromise your objectivity.

OUR CUSTOMERS

‘We have continued to enjoy prosperity, even with adverse times to fight against. Our relations with all concerned are the most friendly. We have maintained the same character for straight-forward dealing with our constituents and customers. Our productions have continued to be of the same high quality, and therefore command the best reputation and realise the highest prices. … I mention these facts only to point out that with honest and straight-forward business principles, close and careful attention to details, and the ability to take advantage of favourable opportunities and circumstances, there is a scope for success.’

Jamsetji Tata

Founder of the Tata group

Chairman, Tata Sons (1868 – 1904)

E. OUR CUSTOMERS

Products and services

1.	We are committed to supplying products and services of world-class quality that meet all applicable standards.

2.	The products and services we offer shall comply with applicable laws, including product packaging, labelling and after-sales service obligations.

3.	We shall market our products and services on their own merits and not make unfair or misleading statements about the products and services of our competitors.

Export controls and trade sanctions

4.	We shall comply with all relevant export controls or trade sanctions in the course of our business.

Fair competition

5.	We support the development and operation of competitive open markets and the liberalisation of trade and investment in each country and market in which we operate.

6.	We shall not enter into any activity constituting anti-competitive behaviour such as abuse of market dominance, collusion, participation in cartels or inappropriate exchange of information with competitors.

7.	We collect competitive information only in the normal course of business and obtain the same through legally permitted sources and means.

Dealings with customers

8.	Our dealings with our customers shall be professional, fair and transparent.

9.	We respect our customers’ right to privacy in relation to their personal data. We shall safeguard our customers’ personal data, in accordance with applicable law.

Q&A

You are the Regional Sales Manager of our company. You have become a member of an “informal group”, on an instant messaging service, whose members are the regional sales heads of our company’s competitors. The administrator of the group has requested an in-person meeting to informally discuss market conditions and brainstorm on “pricing strategy” from an industry perspective. What should you do?

Any meeting with competitors, especially to discuss “pricing strategy”, could be an attempt to promote an anti-competitive practice or manipulate prices. You should respond by declining this invitation and exiting the “informal group”. You should also report this incident to your supervisor and your Legal department.

You are attending a customer meeting with a colleague, and your colleague makes an untruthful statement about the company’s services. What should you do?

You should assist your colleague in correcting the inaccuracy during the meeting if possible. If this is not possible, raise the issue with your colleague after the meeting to enable him/her or the company to correct any misrepresentation made to the customer.

While working on a customer project, you receive a call from your colleague. He used to manage that customer account before you took over his role. He recalls that he had worked with the customer on developing a new ordering system which he thinks would be beneficial for another customer and requests you to send him the project details. What should you do?

You must not share this information without specific approval of the customer; you are not permitted to use a customer’s assets, including software, for another customer or for any personal use.

REMEMBER…

Striving for excellence in the standards of our work and in the quality of our goods and services is a core Tata value. It is the unwavering practice of this value that builds and sustains customer trust in our brand.

OUR COMMUNITIES

AND THE ENVIRONMENT

‘In a free enterprise, the community is not just another shareholder in business but is in fact the very purpose of its existence.’

Jamsetji Tata

Founder of the Tata group

Chairman, Tata Sons (1868 – 1904)

F. OUR COMMUNITIES AND THE ENVIRONMENT

Communities

1.	We are committed to good corporate citizenship, and shall actively assist in the improvement of the quality of life of the people in the communities in which we operate.

2.	We engage with the community and other stakeholders to minimise any adverse impact that our business operations may have on the local community and the environment.

3.	We encourage our workforce to volunteer on projects that benefit the communities in which we operate, provided the principles of this Code, where applicable, and in particular the ‘Conflicts of Interest’ clause are followed.

The environment

4.	In the production and sale of our products and services, we strive for environmental sustainability and comply with all applicable laws and regulations.

5.	We seek to prevent the wasteful use of natural resources and are committed to improving the environment, particularly with regard to the emission of greenhouse gases, consumption of water and energy, and the management of waste and hazardous materials. We shall endeavour to offset the effect of climate change in our activities.

OUR VALUE-CHAIN

PARTNERS

‘If we had done some of the things that some other groups have done, we would have been twice as big as we are today. But we didn’t, and I would not have it any other way.’

J.R.D. Tata

Chairman, Tata Sons (1938 – 1991)

(on the pace of expansion of the Tata group in the 1960s and 70s)

G. OUR VALUE-CHAIN PARTNERS

1.	We shall select our suppliers and service providers fairly and transparently.

2.	We seek to work with suppliers and service providers who can demonstrate that they share similar values. We expect them to adopt ethical standards comparable to our own.

3.	Our suppliers and service providers shall represent our company only with duly authorised written permission from our company. They are expected to abide by the Code in their interactions with, and on behalf of us, including respecting the confidentiality of information shared with them.

4.	We shall ensure that any gifts or hospitality received from, or given to, our suppliers or service providers comply with our company’s gifts and hospitality policy.

5.	We respect our obligations on the use of third party intellectual property and data.

Q&A

You head the procurement function in our company. You have tight budgetary constraints for a project that you are working on. In order to complete the project within the targeted costs, you intend to request your supplier to provide you an exceptional discount on this project order on the understanding that you would “make it up to him” in future orders. Would you be violating the Code?

Yes, you would. Inducement in any form, including future benefits to the supplier, could compromise your ability to act objectively and in the best interests of the company and therefore must be avoided.

REMEMBER…

Our value-chain partners would include our suppliers and service providers, distributors, sales representatives, contractors, channel partners, consultants, intermediaries and agents; joint-venture partners and other business associates.

OUR FINANCIAL

STAKEHOLDERS

‘Ethical behaviour in business – in every sphere and with all constituents – has been the bedrock on which the Tata group has built, and operates, its enterprises. This has been an article of faith for the group ever since its inception, a fundamental element of our cherished heritage and the essence of our way of life.’

Ratan Tata

Chairman, Tata Sons (1991 – 2012)

H. OUR FINANCIAL STAKEHOLDERS

1.	We are committed to enhancing shareholder value and complying with laws and regulations that govern shareholder rights.

2.	We shall inform our financial stakeholders about relevant aspects of our business in a fair, accurate and timely manner and shall disclose such information in accordance with applicable law and agreements.
3.	We shall keep accurate records of our activities and shall adhere to disclosure standards in accordance with applicable law and industry standards.

GOVERNMENTS

‘Business, as I have seen it, places one great demand on you; it needs you to impose a framework of ethics, values, fairness and objectivity on yourself at all times. It is not easy to do this; you cannot impose it on yourself forcibly because it has to become an integral part of you.’

Ratan Tata

Chairman, Tata Sons (1991 – 2012)

I. GOVERNMENTS

Political non-alignment

1.	We shall act in accordance with the constitution and governance systems of the countries in which we operate. We do not seek to influence the outcome of public elections, nor to undermine or alter any system of government. We do not support any specific political party or candidate for political office. Our conduct must preclude any activity that could be interpreted as mutual dependence/favour with any political body or person, and we do not offer or give any company funds or property or other resources as donations to any specific political party, candidate or campaign.

Any financial contributions considered by our Board of Directors in order to strengthen democratic forces through a clean electoral process shall be extended only through the Progressive Electoral Trust in India, or by a similar transparent, duly-authorised, non-discriminatory and non-discretionary vehicle outside India.

Government engagement

2.	We engage with the government and regulators in a constructive manner in order to promote good governance. We conduct our interactions with them in a manner consistent with our Code.

3.	We do not impede, obstruct or improperly influence the conclusions of, or affect the integrity or availability of data or documents for any government review or investigation.

OUR GROUP COMPANIES

‘I do not think anyone was on par with Jamsetji as an industrial visionary. But that is not the sole reason why I have been an admirer of Jamsetji. The major reason was his sense of values, sterling values, which he imparted to this group. If someone were to ask me, what holds the Tata companies together, more than anything else, I would say it is our shared ideals and values which we have inherited from Jamsetji Tata.’

J.R.D. Tata

Chairman, Tata Sons (1938 – 1991)

J. OUR GROUP COMPANIES

1.	We seek to cooperate with our group companies, including joint ventures, by sharing knowledge, physical resources, human and management resources and adopting leading governance policies and practices in accordance with applicable law including adherence to competition law, where relevant.

2.	We shall strive to achieve amicable resolution of any dispute between us and any of our group companies, through an appropriate dispute resolution mechanism so that it does not adversely affect our business interests and stakeholder value.
3.	We shall have processes in place to ensure that no third party or joint venture uses the TATA name/brand to further its interests without proper authorisation.

4.	Our Board of Directors shall consider for adoption policies and guidelines periodically formulated by Tata Sons and circulated to group companies.

Q&A

You are in the process of selecting potential vendors for an IT project in our company. In the final shortlist of two companies, one is a new start-up with limited references and a lower price-quotation, while the other is a Tata company with thirty years of implementation experience and good references, but a marginally higher quote for the same job. With all other parameters of choice being nearly equal, which company should you select for the job?

While price is undoubtedly an important criterion for decision making, it is clearly not the only one to be evaluated. You may also need to consider good customer references, proven track record and shared value systems in order to decide on your IT partner.

You are in the process of selecting potential vendors for a project. One of the three finalists is a group company. In reviewing the final proposals, you rank the group company second out of the three proposals based on pricing and total cost of ownership, and select the first-ranked vendor. Is this the right decision?

Yes. You should select the vendor that, on its own merits, is the vendor that is most appropriate for your company’s requirements. You should not select a group company only because of its affiliation.

RAISING CONCERNS

We encourage our employees, customers, suppliers and other stakeholders to raise concerns or make disclosures when they become aware of any actual or potential violation of our Code, policies or law. We also encourage reporting of any event (actual or potential) of misconduct that is not reflective of our values and principles.

Avenues available for raising concerns or queries or reporting cases could include:

•	immediate line manager or the Human Resources department of our company

•	designated ethics officials of our company

•	the ‘confidential reporting’ third party ethics helpline (if available)

•	any other reporting channel set out in our company’s ‘Whistleblower’ policy.

We do not tolerate any form of retaliation against anyone reporting legitimate concerns. Anyone involved in targeting such a person will be subject to disciplinary action.

If you suspect that you or someone you know has been subjected to retaliation for raising a concern or for reporting a case, we encourage you to promptly contact your line manager, the company’s Ethics Counsellor, the Human Resources department, the MD/CEO or the office of the group’s Chief Ethics Officer.

Q&A

My supervisor has asked me to do something which I believe may be illegal. I am afraid if I do not do what I am told, I could lose my job. Should I do it?

No. Breaking the law is never an option. Discuss the situation with your supervisor to be certain that you both understand the facts. If your concerns are not resolved, contact a higher level supervisor, the Ethics Counsellor, the Legal department or report them via the company’s confidential reporting system, if available.

I feel that my supervisor is treating me unfairly for reporting a concern to the Ethics Counsellor. What should I do?

Retaliation against anyone who raises a concern is a violation of the Code. You should therefore promptly report this action of your supervisor to the Ethics Counsellor or the MD/CEO of your company or via the company’s confidential reporting system, if available.

ACCOUNTABILITY

This Code is more than a set of prescriptive guidelines issued solely for the purpose of formal compliance. It represents our collective commitment to our value system and to our core principles.

Every person employed by us, directly or indirectly, should expect to be held accountable for his/her behaviour. Should such behaviour violate this Code,

they may be subject to action according to their employment terms and relevant company policies.

When followed in letter and in spirit, this Code is ‘lived’ by our employees as well as those who work with us. It represents our shared responsibility to all our stakeholders, and our mutual commitment to each other.

SPEAK UP…

If you are unsure whether a particular action you are about to take is consistent with the principles set forth in the Code, ask yourself:

•	Could it directly or indirectly endanger someone or cause them injury?

•	Is it illegal/unlawful or out of line with our policies and procedures?

•	Does my conscience reject it? Does it conflict with my personal values?

•	Would I feel uncomfortable if the story appeared in the media? Would it shame my company, spouse, partner, parent or child?

•	Does it ‘feel’ wrong?

If the answer to any of these questions is “Yes”, please stop and consult your reporting manager, the Ethics Counsellor, the Human Resource department, the Legal department or any member of the senior management team, to assist you in making the decision.

When faced with a dilemma: Stop, Think, Act Responsibly

NOTE

The Code does not provide a comprehensive and complete explanation of all expectations from a company standpoint or obligations from a stakeholder standpoint.

Our employees have a continuing obligation to familiarise themselves with all applicable law, group-level advisories and policies, company-level policies, procedures and work rules as relevant. For any guidance on interpretation of the Code, we may seek support from our company’s Ethics Counsellor or from the group’s Chief Ethics Officer, as appropriate.

All joint ventures are encouraged to adopt the Tata Code of Conduct (TCOC) or a code of conduct that incorporates all elements of the TCOC.

This version of the Tata Code of Conduct supersedes all earlier versions and associated documents and stands effective from 29th July, 2015.

For any query or clarification on the Code, please contact the office of the group’s Chief Ethics Officer via email at: ethicsoffice@tata.com.

TATA CODE OF CONDUCT – 2015

I acknowledge that I have received the Tata Code of Conduct.

I have read the Tata Code of Conduct and I acknowledge that as a Tata employee, I am required to comply with the guidelines described therein and failure to do so may subject me to action as per my employment terms and relevant company policies.

If I have a concern about a violation, or a potential violation of the Tata Code of Conduct, I understand that there are channels available to me in my company to report such concerns. By making use of these channels when necessary, I will play my part in maintaining the high ethical standards to which we hold ourselves.

Signature:

Date:

Name:

Department:

Address:

(Please submit this declaration to your Ethics Counsellor or the Human Resource department of your company.)

For further information on the Code please contact:

The Ethics Office,

Tata Sons Ltd.,

Bombay House,

24, Homi Mody Street,

Mumbai – 400001, India.

Email: ethicsoffice@tata.com